Exhibit 12.1

Danaher Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(In Thousands, except ratio data)

	Full Year					6 Months Ended
	2001	2002	2003	2004	2005	June 30, 2006
Fixed charges
Gross Interest Expense	48,147	53,926	59,049	54,984	44,933	27,275
Interest Element of Rental Expense	6,342	8,960	9,460	9,672	10,744	4,753

Total Fixed Charges	54,489	62,886	68,509	64,656	55,677	32,028

Earnings Available for Fixed Charges:
Earnings before (a) income taxes, and (b) accounting changes and reduction of income tax reserves related to previously discontinued operation	476,264	657,468	797,035	1,057,717	1,234,442	656,909
Add fixed charges	54,489	62,886	68,509	64,656	55,677	32,028

Total Earnings available for fixed charges	530,753	720,354	865,544	1,122,373	1,290,119	688,937
Ratio of earnings to fixed charges	9.7	11.5	12.6	17.4	23.2	21.5

NOTE: These Ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings before (a) income taxes, and (b) accounting changes and reduction of income tax reserves related to discontinued operations, plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest.